Exhibit 14

CODE OF CONDUCT AND ETHICS

OF
FAT PROJECTS ACQUISITION CORP

Adopted: [___], 2021

The Board of Directors of Fat Projects Acquisition Corp (the “Company”) has adopted this Code of Ethics (this “Code”) to provide value for our shareholders; and

•	To encourage honest and ethical conduct, including fair dealing and the ethical handling of conflicts of interest;

•	To prompt full, fair, accurate, timely and understandable disclosure;

•	To comply with applicable laws and governmental rules and regulations;

•	To prompt internal reporting of violations of this Code;

•	To protect the Company's legitimate business interests, including corporate opportunities, assets and confidential information; and

•	To deter wrongdoing.

All directors, officers, senior advisors, employees and independent contractors of the Company are expected to be familiar with this Code and to adhere to the principles and procedures set forth in this Code. For purposes of this Code, all directors, officers, senior advisors, employees and independent contractors are referred to collectively as “employees” or “you” throughout this Code.

I. Honest and Ethical Conduct

All directors, officers, senior advisors, employees and independent contractors owe duties to the Company to act with integrity. Integrity requires, among other things, being honest and ethical. This includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. Deceit and subordination of principle are inconsistent with integrity.

All directors, officers, senior advisors, employees and independent contractors have the following duties:

•	To conduct business with professional courtesy and integrity, and act honestly and fairly without prejudice in all commercial dealings;

•	To work in a safe, healthy and efficient manner, using skills, time and experience to the maximum of abilities;

•	To comply with applicable awards, Company policies and job requirements, and adhere to a high standard of business ethics;

•	To observe both the form and spirit of laws, governmental rules, regulations and accounting standards;

•	Not to knowingly make any misleading statements to any person or to be a party to any improper practice in relation to dealings with or by the Company;

•	To ensure that Company resources and properties are used properly;

•	To maintain the confidentiality of information where required or consistent with Company policies; and

•	Not to disclose information or documents relating to the Company or its business, other than as required by law, not to make any unauthorized public comment on Company affairs and not to misuse any information about the Company or its associates, and not to accept improper or undisclosed material personal benefits from third parties as a result of any transaction or transactions of the Company.

II. Conflicts of Interest

A “conflict of interest” arises when an individual's personal interest interferes or appears to interfere with the interests of the Company. A conflict of interest can arise when a director, officer, senior advisor, or employee takes actions or has personal interests that may make it difficult to perform his or her Company work objectively and effectively.

There are a variety of situations in which a conflict of interest may arise. While it would be impractical to attempt to list all possible situations, some common types of conflicts may be:

•	To serve as a director, employee, senior advisor, or contractor for a company that has a business relationship with, or is a competitor of the Company;

•	To have a financial interest in a competitor, supplier or customer of the Company;

•	To receive improper personal benefits from a competitor, supplier or customer, as a result of any transaction or transactions of the Company;

•	To accept financial interest beyond entertainment or nominal gifts in the ordinary course of business, such as a meal or a coffee mug;

•	To present at a conference where the conference sponsor has a real or potential business relationship with the Company (e.g. vendor, customer, or investor), and, the conference sponsor offers travel or accommodation arrangements or other benefits materially in excess of the Company’s standard; or

•	To use for personal gain, rather than for the benefit of the Company, an opportunity that you discovered through your role with the Company.

Fidelity or service to the Company should never be subordinated to or dependent on personal gain or advantage. Conflicts of interest should be avoided.

In most cases, anything that would constitute a conflict for a director, officer, senior advisor or employee also would present a conflict if it is related to a member of his or her family.

Interests in other companies, including potential competitors and suppliers, that are purely for management of the other entity, or where an otherwise questionable relationship is disclosed to the Board and any necessary action is taken to ensure there will be no effect on the Company, are not considered conflicts unless otherwise determined by the Board.

Evaluating whether a conflict of interest exists can be difficult and may involve a number of considerations. Please refer to other policies, such as the employee handbook, for further information. We also encourage you to seek guidance from your manager, Chief Executive Officer or Chief Financial Officer, or their equivalents, when you have any questions or doubts.

III. Disclosure

Each director, officer, senior advisor or employee, to the extent involved in the Company’s disclosure process, including the Chief Executive Officer or Chief Financial Officer, or their equivalents, the (the “Senior Financial Officers”), is required to be familiar with the Company’s disclosure controls and procedures applicable to him or her so that the Company's public reports and documents comply in all material respects with the applicable securities laws and rules. In addition, each such person having direct or supervisory authority regarding these securities filings or the Company's other public communications concerning its general business, results, financial condition and prospects should, to the extent appropriate within his or her area of responsibility, consult with other Company officers, employees and senior advisors and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely and understandable disclosure.

Each director, officer, senior advisor or employee, to the extent involved in the Company’s disclosure process, including the Senior Financial Officers, must:

•	Familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company.

•	Not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company's independent auditors, governmental regulators and self-regulatory organizations.

IV. Compliance

It is the Company's policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each employee, officer, senior advisor and director to adhere to the standards and restrictions imposed by those laws, rules and regulations in the performance of their duties for the Company, including those relating to accounting and auditing matters and insider trading.

The Board endeavors to ensure that the directors, officers, senior advisors and employees of the Company act with integrity and observe the highest standards of behavior and business ethics in relation to their corporate activities.

Specifically, directors, officers, senior advisors and employees must:

•	Comply with the law;

•	Act in the best interests of the Company;

•	Be responsible and accountable for their actions; and

•	Observe the ethical principles of fairness, honesty and truthfulness, including disclosure of potential conflicts.

Generally, it is against Company policies for any individual to profit from undisclosed information relating to the Company or any other company in violation of insider trading or other laws. Anyone who is aware of material nonpublic information relating to the Company, our customers, or other companies may not use the information to purchase or sell securities in violation of securities laws.

If you are uncertain about the legal rules involving your purchase or sale of any Company securities or any securities in companies that you are familiar with by virtue of your work for the Company, you should consult with the Chief Executive Officer or Chief Financial Officer, or their equivalents, before making any such purchase or sale. Other policies issued by the Company also provide guidance as to certain of the laws, rules and regulations that apply to the Company's activities.

V. Reporting and Accountability

The Board of Directors has the authority to interpret this Code in any particular situation. Any director, officer, senior advisors or employee who becomes aware of any violation of this Code is required to notify the Chief Executive Officer or Chief Financial Officer, or their equivalents, promptly.

Any questions relating to how these policies should be interpreted or applied should be addressed to your manager, Chief Executive Officer or Chief Financial Officer, or their equivalents. Any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, as discussed in Section II of this Code, should be discussed with your manager, Chief Executive Officer or Chief Financial Officer, or their equivalents. A director, officer or employee who is unsure of whether a situation violates this Code should discuss the situation with the Chief Executive Officer or Chief Financial Officer, or their equivalents, to prevent possible misunderstandings and embarrassment at a later date.

Each director, officer, senior advisor or employee must:

•	Notify the Chief Executive Officer or Chief Financial Officer, or their equivalents, promptly of any existing or potential violation of this Code.

•	Not retaliate against any other director, officer, senior advisors or employee for reports of potential violations.

The Company will follow the following procedures in investigating and enforcing this Code and in reporting on the Code:

•	The Chief Executive Officer or Chief Financial Officer, or their equivalents, as the case may be, will take all appropriate action to investigate any violations reported. In addition, the Chief Executive Officer or Chief Financial Officer, or their equivalents, as appropriate, shall report each violation and alleged violation involving a director or an executive officer to the Chairman of the Board of Directors. To the extent he or she deems appropriate, the Chairman of the Board of Directors shall participate in any investigation of a director or executive officer. After the conclusion of an investigation of a director or executive officer, the conclusions shall be reported to the Board of Directors.

•	The Board of Directors will conduct such additional investigation as it deems necessary. The Board will determine that a director or executive officer has violated this Code. Upon being notified that a violation has occurred, the Chief Executive Officer or Chief Financial Officer, or their equivalents, as the case may be, will take such disciplinary or preventive action as deemed appropriate, up to and including dismissal or, in the event of criminal or other serious violations of law, notification of appropriate law enforcement authorities.

VI. Corporate Opportunities

Employees, officers, senior advisors and directors are prohibited from taking (or directing to a third party) a business opportunity that is discovered through the use of corporate property, information or position, unless the Company has already been offered the opportunity and turned it down. More generally, employees, senior advisors, officers and directors are prohibited from using corporate property, information or position for personal gain and from competing with the Company.

Sometimes, the line between personal and Company benefits is difficult to draw, and sometimes there are both personal and Company benefits in certain activities. Employees, senior advisors, officers and directors who intend to make use of Company property or services in a manner not solely for the benefit of the Company should consult beforehand with your manager, the Chief Executive Officer or Chief Financial Officer, or their equivalents.

VII. Confidentiality

In carrying out the Company's business, employees, senior advisors, officers and directors often learn confidential or proprietary information about the Company, its customers, suppliers, or joint venture parties. Employees, senior advisors, officers and directors must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Confidential or proprietary information of our Company, and of other companies, includes any non-public information that would be harmful to the relevant company or useful or helpful to competitors if disclosed.

VIII. Fair Dealing

Our core value of operating is based on responsiveness, openness, honesty and trust with our members, business partners, employees and stockholders. We do not seek competitive advantages through illegal or unethical business practices. Each employee, senior advisor, officer and director should endeavor to deal fairly with the Company's customers, service providers, suppliers, competitors and employees. No employee, senior advisor, officer or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

IX. Protection and Proper Use of Company Assets

All employees, senior advisors, officers and directors should protect the Company's assets and ensure their efficient use. All Company assets should be used only for legitimate business purposes. Theft, carelessness and waste have a direct impact on our profit.

XI. Waivers and Amendments

From time to time, the Company may waive provisions of this Code. Any employee or director who believes that a waiver may be called for should discuss the matter with your manager, the Chief Executive Officer or Chief Financial Officer, or their equivalents.

Any waiver of the Code for executive officers (including Senior Financial Officers) or directors of the Company may be made only by the Board of Directors and must be promptly disclosed to stockholders along with the reasons for such waiver in a manner as required by applicable law or the rules of the applicable stock exchange. Any amendment or waiver of any provision of this Code must be approved in writing by the Board or, if appropriate, its delegate(s) and promptly disclosed pursuant to applicable laws and regulations.

Any waiver or modification of the Code for a Senior Financial Officer will be promptly disclosed to stockholders if and as required by applicable law or the rules of the applicable stock exchange.

The Company is committed to continuously reviewing and updating its policies, and therefore reserves the right to amend this Policy at any time, for any reason, subject to applicable law.